Contact

www.linkedin.com/in/mojisolabada
(LinkedIn)

Top Skills

Strategy
Client Relations
Client Services

Certifications

Walmart Onsite Display
Sponsored Videos
Sponsored Brands

Mojisola Bada

Retail Media • Digital Media • Account Strategy • Account
Management • Campaign Management • Data Analysis • Client
Management
United States

Summary

I hold a Master of Science in Digital Marketing and bring a creative,
detail-oriented approach to the field. With extensive experience in
Retail Media, Digital Paid Media, Account Management and Big
Data Analytics, I excel in strategy, budgeting, end-to-end campaign
management, optimization and reporting. I've worked with industry-
leading companies across diverse sectors, leveraging tools such
as Walmart Connect, Amazon, Google's Paid Search, Display,
YouTube, Discovery, Performance Max, and various social media
platforms including Facebook, Pinterest, TikTok, and Reddit.

Experience

Walmart Connect
3 years 2 months

Manager, Account Strategy
March 2026 - Present (4 months)

Manager, Campaign Management
May 2023 - February 2026 (2 years 10 months)
New York, United States

Marketplace, Search Performance Manager

Manager, Campaign Management

Cage Point
Supervisor, Biddable Media
January 2021 - April 2023 (2 years 4 months)
New York, New York, United States

Horizon Media
Senior Analyst, Search Engine Marketing
September 2019 - January 2021 (1 year 5 months)
New York, New York, United States

Varick
Paid Search / Paid Media Analyst
June 2017 - September 2019 (2 years 4 months)
New York, New York, United States

Consat
Account Manager, Paid Social
April 2015 - January 2017 (1 year 10 months)
Lagos, Nigeria

Disthinkt Media
Digital Marketing Manager
February 2013 - May 2015 (2 years 4 months)
Lagos, Nigeria

Dove Communication
Public Relations Officer
January 2010 - March 2012 (2 years 3 months)
Lagos, Nigeria

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Education

Sacred Heart University
Master of Science (M.S.), Digital Marketing · (2017 - 2018)

CIM | The Chartered Institute of Marketing
DMI Professional Diploma in Digital Marketing, Digital
Marketing · (2016 - 2017)

Covenant University
Bachelor's degree, Mass Communication · (2004 - 2008)